February 5, 2015

Pamela Long

Assistant Director

Securities and Exchange Commission

RE: First Fixtures, Inc.

Registration Statement on Form S-1 Amendment no. 5

Filed January 14, 2015

File No. 333-197443

Dear Ms. Long,

We hereby request that the Commission accelerate the effective date of our registration statement filed with the Commission to be February 9, 2015 at 3:00 PM Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Colin Povall

Colin Povall

President